TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

3 August 2007

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 5 July 2007 to 3 August 2007 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

pp.

Rowan D J Adams
Deputy Company Secretary

Enc.

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights
An event changing the breakdown of control

3. Full name of person(s) subject to the notification obligation

Barclays Global Investors

4. Full name of the shareholder(s) (if different from 3 above)

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.
Indexchange Investment AG

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

3 July 2007

6. Date on which issuer notified

4 July 2007

7. Threshold(s) that is /are crossed or reached

3% to 5%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 17,649,976

Number of Voting Rights: 17,649,976

Resulting situation after the triggering transaction:

Number of Shares – 25,099,479

Number of Voting Rights (Indirect) – 25,099,479

% of Voting Rights (Indirect) – 5.12%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 25,099,479

Total % of Voting Rights – 5.12%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.
Indexchange Investment AG

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

5 July 2007

ENDS

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

Aviva plc and its subsidiaries

4. Full name of the shareholder(s) (if different from 3 above)

BNY Norwich Union Nominees Limited – 4,851,668 *
BT Globenet Nominees Limited – 6,130 *
Chase GA Group Nominees – 6,322,772 *
Chase Nominees Limited – 756,966 *
CUIM Nominee Limited – 2,834,899 *
Vidacos Nominees Limited – 281,816 *

*Denotes direct interest

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

3 July 2007

6. Date on which issuer notified

5 July 2007

7. Threshold(s) that is /are crossed or reached

2% to 3%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: Below 3%

Number of Voting Rights: Below 3%

Resulting situation after the triggering transaction:

Number of Shares (Direct) – 15,054,251

Number of Voting Rights (Direct) – 15,054,251

Number of Voting Rights (Indirect) – Not disclosable

% of Voting Rights (Direct) – 3.07%

% of Voting Rights (Indirect) – Not disclosable

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 15,054,251

Total % of Voting Rights – 3.07%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

BNY Norwich Union Nominees Limited – 4,851,668 *
BT Globenet Nominees Limited – 6,130 *
Chase GA Group Nominees – 6,322,772 *
Chase Nominees Limited – 756,966 *
CUIM Nominee Limited – 2,834,899 *
Vidacos Nominees Limited – 281,816 *

*Denotes direct interest

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

5 July 2007

ENDS

Director/PDMR Shareholding
5 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

STUART STRATHDEE

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8. State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

N/A

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

29 JUNE 2007 UNDER THE TATE & LYLE 2001 SHARESAVE SCHEME

18. Period during which or date on which it can be exercised

1 AUGUST 2010 TO 31 JANUARY 2011

19. Total amount paid (if any) for grant of the option

MONTHLY SAVINGS PLAN

20. Description of *shares* or debentures involved (*class* and number)

1,423 ORDINARY SHARES OF 25 PENCE EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

531 PENCE PER SHARE

22. Total number of *shares* or debentures over which options held following notification

448,086 ORDINARY SHARES OF 25 PENCE EACH

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA BOND – 020 7977 6174

Name and signature of duly authorised officer of *issuer* responsible for making notification

ROBERT GIBBER – COMPANY SECRETARY

Date of notification

5 JULY 2007

END

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights
An event changing the breakdown of control

3. Full name of person(s) subject to the notification obligation

Barclays Global Investors

4. Full name of the shareholder(s) (if different from 3 above)

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.
Indexchange Investment AG

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

6 July 2007

6. Date on which issuer notified

9 July 2007

7. Threshold(s) that is /are crossed or reached

5% to 3%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 24,969,575

Number of Voting Rights: 24,969,575

Resulting situation after the triggering transaction:

Number of Shares – 17,568,133

Number of Voting Rights (Indirect) – 17,568,133

% of Voting Rights (Indirect) – 3.59%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 17,568,133

Total % of Voting Rights – 3.59%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.
Indexchange Investment AG

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

10 July 2007

ENDS

18 July 2007 – Tate & Lyle PLC

CHAIRMAN'S AGM AND INTERIM MANAGEMENT STATEMENT

At the Annual General Meeting of Tate & Lyle PLC to be held in London today, Sir David Lees, Chairman, will make the following statement:

Trading Update

Trading in the current financial year has started in line with our expectations with total operating profit at constant exchange rates for the first three months similar to the prior year.

Profit from continuing operations* at constant exchange rates was below the exceptionally strong first quarter of the prior year.

Sales of SPLENDA® Sucralose in the first quarter were ahead of the comparator period with customer de-stocking thus far having less of an effect than anticipated. The predicted increase in fixed costs arising from the start of production at the new Singapore facility impacted profits which nevertheless for the quarter were ahead of last year. At this stage of the year we continue to expect satisfactory sales growth for the year but that any increase in operating profit is likely to be modest and second half weighted.

Profits from continuing operations* in the Ingredients divisions for the quarter were somewhat below last year. Whilst the main operations at Ingredients, Americas were ahead of the prior year, this was more than offset by lower returns from ethanol and citric acid. Profit from the continuing operations* in Ingredients, Europe was better despite higher raw material prices. While corn prices in America have reduced following US Department of Agriculture forecasts of a good harvest this year, prices for both wheat and corn in Europe have significantly increased. European sales prices will be increased where possible in order to offset these higher costs.

Profits from continuing operations in the Sugar division as a whole were significantly lower than the comparative period principally due to a return to a more normal level of profitability in sugar trading and continuing difficult market conditions in the EU and Vietnam.

The Group generated positive free cash flow for the three months to 30 June 2007.

There have been no material changes to the Groups net assets since 31 March 2007.

Transaction Update

In the last three months, certain previously announced transactions have been completed or progressed as contributors to our strategy of creating a stronger value added business building on our low cost commodity base whilst, at the same time, reducing the impact of our exposure to volatile markets.

The sale of Tate & Lyle Canada Ltd for a net consideration of £131 million was completed on 21 April 2007. The profit on disposal was £55 million, subject to closing adjustments, and will be reflected as an exceptional item in the results for the first half year.

On 15 June 2007 we completed the acquisition of an 80% holding in German specialty food ingredients group G. C. Hahn & Co for a total cash consideration of £78 million. This investment will broaden both our value added product offering and our customer base.

In early May we announced that we were in exclusive discussions with Syral SAS (a subsidiary of Tereos of France) for the disposal of our interest in the facilities of Food & Industrial Ingredients, Europe in the UK, Belgium, France, Spain and Italy. We announced today that we have signed an agreement for the disposal of these facilities for a consideration of €310 million (£209 million), subject to closing adjustments. The disposal is expected to result in an exceptional loss of approximately £20 million after restructuring costs. The transaction, which is subject to antitrust approval, will reduce the impact of our exposure to volatile markets and to the EU sugar regime.

The disposal of our interest in Occidente, our joint venture cane sugar producer in Mexico, is being explored with a number of interested parties. At 31 March 2007 Tate & Lyle's share of the net operating assets of Occidente was £42 million. Tate & Lyle's share of the operating profit for the year to 31 March 2007 was £6 million. Further announcements on this transaction will be made as appropriate.

Outlook

As advised in our preliminary results statement we regard 2007/8 as a year of transition. The development of our core Ingredients and Sucralose businesses is progressing satisfactorily and our expectations for these businesses have not changed.

As described above, we are experiencing market weakness affecting our sugar, ethanol and citric acid businesses and a challenging European cereals market. In addition, the strength of sterling is likely to adversely impact our reported results and as a consequence, our current expectation of continuing operations* results for the year to 31 March 2008 is slightly lower than when we announced our results for the previous financial year in May.

Taxation

We have made good progress in improving our tax management and will be implementing revised financing arrangements over the next few months. The part year impact in 2007/08 is likely to be modest and is dependent on expected regulatory approval. The anticipated full-year saving in 2008/09 should be substantial.

Return of Capital to Shareholders

Subject to the renewal of authority from shareholders at today's AGM, the Board intends to commence an on-market share buy back programme for an amount of up to £275 million. In deciding on the quantum of the buy back programme, the Board took into consideration the future capital expenditure requirements of the business,

discussions with the credit rating agencies and the importance we attach to maintaining our investment grade rating.

END

* continuing operations relates to the Group as a whole less results relating to Redpath, Eastern Sugar and those facilities of Food & Industrial Ingredients, Europe which are being sold as announced today and referred to above.

For more information contact Tate & Lyle PLC:

Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525 or Mobile: 07713 067433

About Tate & Lyle:
Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 23 countries, throughout Europe, the Americas and South East Asia. In the year to 31 March 2007, it employed 6,900 people in its subsidiaries with a further 2,300 employed in joint ventures. Sales in the year to 31 March 2007 totalled £4.0 billion. Additional information can be found on http://www.tateandlyle.com.

18 July 2007 – Tate & Lyle PLC

Result of AGM

Tate & Lyle PLC (the "Company") is pleased to announce that at its Annual General Meeting ("AGM") on 18 July 2007 all resolutions were passed on a show of hands. The number of proxy votes lodged for each resolution prior to the meeting was as follows:

		Total For (1)		Total Against		Votes withheld
Resolution		No. of votes	% of vote	No. of votes	% of vote	No. of votes
1.	Report and Accounts	260,685,174	99.8	422,829	0.2	17,705
2.	Remuneration Report	250,963,839	98.1	4,915,118	1.9	5,246,251
3.	Approve final dividend	261,119,356	100.0	3,220	0.0	2,632
4.	Re-elect R Delbridge	260,992,543	100.0	79,513	0.0	53,152
5.	Re-elect E Henkes	260,995,821	100.0	74,768	0.0	54,619
6.	Re-elect Sir David Lees	259,670,331	99.6	950,638	0.4	504,239
7.	Re-elect E Airey	258,053,690	98.9	2,934,038	1.1	137,480
8.	Re-elect J Nicholas	260,783,272	99.9	286,267	0.1	55,669
9.	Re-appoint auditors	260,892,155	99.9	195,267	0.1	38,286
10.	Approve auditors' remuneration	260,974,650	100.0	118,610	0.0	32,448
11.	Authority to purchase own shares	260,987,371	100.0	103,895	0.0	34,442
12.	Authority to allot shares	259,965,677	99.6	1,107,417	0.4	52,614
13.	Dis-application of pre-emption rights	260,733,592	99.9	293,645	0.1	98,471
14.	Authority to make political donations and incur political expenditure	253,342,205	99.2	2,141,313	0.8	5,642,190
15.	Authority to use electronic communications	260,747,365	99.9	234,950	0.1	143,393

(1) Includes discretionary votes

In accordance with Listing Rule 9.6.2, certified copies of the resolutions passed as special business at the Annual General Meeting will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade

Canary Wharf
London E14 5HS

Robert Gibber
Company Secretary
18 July 2007

18 July 2007 - Tate & Lyle PLC

RECEIVED

2007 AUG -7 A 3:12

Disposal of European Starch facilities

Tate & Lyle announces that, following completion of consultation with the European and local works councils and other employee representatives announced on 9 May 2007, it has entered into an agreement with Syral SAS (a subsidiary of Tereos of France) for the sale of its starch facilities in the UK, Belgium, France, Spain and Italy (together "the business"). The Belgian entity includes the head office, shared service centre and single billing entity in Aalst, Belgium ("SSC") which is excluded from the sale. The disposal is subject to antitrust approval in Europe and completion is expected by 30 September 2007 at the earliest.

On completion, Tate & Lyle will receive a consideration of €310 million (£209 million) subject to closing adjustments relating to cash, debt, working capital and capital expenditure.

As set out in the Chairman's Annual General Meeting and Interim Management Statement published today, proceeds of the disposal are intended to be utilised as part of a share buy back programme.

In the year to 31 March 2007, the business had total sales of £520 million and a profit before interest and exceptional items of £38 million. At 31 March 2007 the business had gross assets of £253 million and net operating assets of £184 million. The disposal is expected to result in an exceptional loss of approximately £20 million after restructuring costs.

Iain Ferguson, Chief Executive, Tate & Lyle said, 'The sale of these starch facilities marks another important step in focusing Tate & Lyle's business on its value added strategy and reduces the impact of our exposure to volatile markets and to the EU sugar regime. I would like to take this opportunity to thank our employees at each of these facilities for their commitment and hard work over the years and wish them every future success.'

Citi acted as financial adviser to Tate & Lyle PLC.

ENDS

For more information contact Tate & Lyle PLC:

Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525 or Mobile: 07713 067433

About Tate & Lyle:
Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 23 countries, throughout Europe, the Americas and South East Asia. In the year to 31 March 2007, it employed 6,900 people in its subsidiaries with a further 2,300 employed in joint ventures. Sales in the year to 31 March 2007 totalled £4.0 billion. Additional information can be found on http://www.tateandlyle.com.

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

INVESCO plc

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

18 July 2007

6. Date on which issuer notified

24 July 2007

7. Threshold(s) that is /are crossed or reached

15%, 16%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 78,183,109

Number of Voting Rights: 78,183,109

Resulting situation after the triggering transaction:

Number of Shares – 78,604,726

Number of Voting Rights (Indirect) – 78,604,726

% of Voting Rights (Indirect) – 16.04%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 78,604,726

Total % of Voting Rights – 16.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Bank of Ireland Dublin 802,154
Bank of New York 81,562
Banque Paribas 463,492
Bank of New York (Brussels) 46,427
Chase Bank (Hong Kong) 102,370
JP Morgan Chase 2,884,802
Citibank 63,700,824
HSBC Bank 1,097,689
Japan Trustee Services Bank 2,009
Mellon Bank, Pittsburgh 474,472
Santander Central Hispano Investment 21,523
State Street Trust & Banking 8,079,793
Trust & Custody Services 5,287
Northern Trust Company, London 841,830
Other 492

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

24 July 2007

ENDS

31 July 2007

Tate & Lyle PLC – Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Tate & Lyle PLC's capital as at 31 July 2007 consists of 489,866,185 ordinary shares with voting rights.

Tate & Lyle PLC holds no ordinary shares in Treasury.

Therefore, the total number of voting rights as at 31 July 2007 in Tate & Lyle PLC is 489,866,185.

The above figure (489,866,185) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber
Company Secretary

1 August 2007 – Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ("the Company") announces that on 1 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 750,000 ordinary shares at an average price of 558.45 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 489,116,185. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

2 August 2007 – Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ("the Company") announces that on 2 August 2007 it purchased for cancellation through Citigroup Global Markets Limited 300,000 ordinary shares at an average price of 568.95 pence per share.

Following the purchase and upon cancellation of these shares, the total number of ordinary shares in issue and the total voting rights in the Company will be 488,950,430. The Company holds no ordinary shares in Treasury.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

END